EXHIBIT 99.17

Chunghwa Telecom announces its operating results for June 2016

Date of events: 2016/07/07

Contents:

1.Date of occurrence of the event:2016/07/07

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence: Chunghwa Telecom consolidated revenue for June 2016 was NT$19.05 billion, remaining flat year-over-year. Operating costs and expense were NT$14.99 billion, a 2.3% increase year-over-year. Operating income was NT$4.06 billion, a 10.2% decrease year-over-year. Pretax income was NT$4.55 billion, a 4.6% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$3.74 billion and EPS was NT$0.48, decreasing by 3.9% year-over-year.

Accumulated till the end of June, total revenue was NT$113.14 billion, remaining flat year-over-year. Operating income and pretax income were NT$26.66 billion and NT$27.77 billion, respectively. Net income attributable to stockholders of the parent company was NT$22.73 billion and EPS was NT$2.93, growing by 5.5% year-over-year.

In June, data communications revenue increased 4.2% year-over-year, and ICT project revenue continued to increase. Broadband access revenue slightly decreased. Additionally, local revenue decreased because of mobile and VoIP substitution.

Mobile communications business revenue decreased year-over-year. Mobile value-added service revenue increased driven by the growth of 4G mobile internet subscriber base. The growth was offset by the decrease of smart device sales and the decrease of mobile voice revenue because of market competition.

Operating costs and expenses in June increased 2.3% year-over-year mainly due to the increase of interconnection expenses and ICT project costs, which partially offset the decrease of cost of goods sold and depreciation.

6.Countermeasures: None

7.Any other matters that need to be specified: None